UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

BRASS EAGLE INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

10553F 10 6

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N. 10553F 10 6

1.  NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Marvin W. Griffin

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]

(b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

Number of	5.	SOLE VOTING POWER	239,337
Shares
Beneficially	6.	SHARED VOTING POWER	364,682
Owned by
Each	7.	SOLE DISPOSITIVE POWER	239,337
Reporting
Person	8.	SHARED DISPOSITIVE POWER	364,682
With

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      604,019

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.2%

12.  TYPE OF REPORTING PERSON

Item 1(a).  Name of Issuer:

            Brass Eagle Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1201 S. E. 30th Street

            Bentonville, Arkansas 72712

Item 2(a).  Name of Person Filing:

            Marvin W. Griffin

Item 2(b).  Address of Principal Business Office or, if none,Residence:

            1201 S. E. 30th Street

            Bentonville, AR 72712

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

Item 2(e).  CUSIP Number:

            10553F 10 6

Item 3(a-h). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

             N/A

Item 4(a).  Amount Beneficially Owned:

             604,019

Item 4(b).  Percent of Class:

             8.2%

Item 4(c).  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:

                            239,337

(ii)  shared power to vote or to direct the vote:

                            364,682

(iii)  sole power to dispose or to direct the disposition of:

                            239,337

(iv)  shared power to dispose or to direct the disposition of:

                            364,682

Item 5.  Ownership of Five Percent or Less of a Class:

          N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

          N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          N/A

Item 8.  Identification and Classification of Members of the Group:

          N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10.  Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001

By: /s/ Marvin W. Griffin

Title: Marvin W. Griffin